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INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
For the calendar year ending December 31, 2001
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                              to

Commission file number 001-09338

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

MICHAELS STORES, INC.
8000 Bent Branch Drive, Irving, Texas 75063
P.O. Box 619566, DFW, Texas 75261-9566

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	F-2
Statement of Changes in Net Assets Available for Benefits	F-3
Notes to Financial Statements	F-4 to F-7
Supplemental Schedules:
Schedule G; Part III-Schedule of Non-Exempt Transactions	F-8
Schedule H; Line 4i: Schedule of Assets (Held at End of Year)	F-9
Signatures	F-10
Exhibit:
Exhibit 23—Consent of Independent Auditors	F-11

REPORT OF INDEPENDENT AUDITORS

Administration Committee
Michaels Stores, Inc. Employees 401(k) Plan

        We have audited the accompanying statements of net assets available for benefits of the Michaels Stores, Inc. Employees 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of non-exempt transactions for the year ended December 31, 2001 and of assets (held at end of year) as of December 31, 2001 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young LLP
                      ERNST & YOUNG LLP

Dallas, Texas
June 14, 2002

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
STATEMENTS OF
NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2001	December 31, 2000
Assets
Cash	$—	$206
Investment in Michaels Stores, Inc. common stock	20,001	10,227
Investment in shares of registered investment companies	35,655	18,154
Investment in collective trust	—	12,738
Participant loans receivable	2,113	1,935
Contributions receivable:
Participants	189	179
Employer	70	67

	58,028	43,506
Liabilities
Contributions refundable:
Participants	240	351
Employer	192	210

	432	561

Net assets available for benefits	$57,596	$42,945

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
STATEMENT OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001
(In thousands)

Investment income:
Interest	$81
Dividends	469
Net appreciation in fair value of investments	11,939

12,489
Contributions:
Participants	5,910
Employer	1,781

Total additions	20,180
Distributions to participants	5,529

Net increase	14,651
Net assets available for benefits:
Beginning of year	42,945

End of year	$57,596

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Description of the Plan and Basis of Presentation.

        The Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") became effective on February 1, 1987, for eligible employees of Michaels Stores, Inc. (the "Employer" or the "Company") and its subsidiaries. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is intended to satisfy the qualification requirements of the Internal Revenue Code of 1986, as amended ("IRC").

        The following is a brief description of the Plan as of December 31, 2001. Participants should refer to the plan document for complete information regarding the Plan.

        Participation—Employees become eligible to participate in the Plan once they have reached the age of 21 and have either completed 500 hours of service with the Company during their first six months of employment or during any subsequent six month period beginning on January 1 or July 1, or who have completed 1,000 hours of service with the Company during a twelve month period beginning on January 1 or July 1. The Administration Committee has developed and implemented a system to notify each employee upon his or her initial eligibility to participate in the Plan. Eligible employees who desire to participate in the Plan must elect to participate by phoning the voice response system, speaking with a customer service representative or enrolling on the Plan's web site maintained by the Plan's recordkeeper to authorize the Employer to make payroll deductions for participant contributions to the Plan.

        Contributions—Each participant may elect to have his or her compensation reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant's considered compensation, as defined by the Plan, and have the Employer contribute to the Plan the amount of such reduction ("Salary Reduction Contributions") for each pay period. A participant's Salary Reduction Contributions to the Plan and other such plans may not exceed an amount determined under the IRC each calendar year ($10,500 in 2001). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant's considered compensation ("Employee Contributions"). In addition, the Employer is required to make a contribution ("Employer Matching Contributions") to the account of each participant in an amount equal to 50% of the participant's Salary Reduction Contributions that do not exceed 6% of the participant's considered compensation in such pay period.

        Employer Matching Contributions are deposited as soon as administratively feasible after the Employer Matching Contributions for the applicable pay period have been determined. All Employer Matching Contributions are invested based upon the participants' investment elections.

        Participants may elect to invest their entire Plan account balance in one of, or in any combination of, a variety of investment options, which have been selected by the Plan's Investment Committee.

        Administration of the Plan—The Plan is administered by an Administration Committee consisting of two people, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for their services.

        A separate account is maintained in the Plan for each participant. The account balances for participants are adjusted periodically as follows:

  (a)
  All contributions are allocated to participants' accounts with each Company payroll.

  (b)
  Participants' withdrawal requests are processed weekly.

  (c)
  Income and gains and losses from investments are allocated to the participants' accounts daily.

  (d)
  Transfers are processed on a daily basis.

        Custodian of Investments—The assets of the Plan are held in a trust and managed by a trustee ("Trustee"), who may be an employee of the Company. Smith Barney Corporate Trust Company ("Smith Barney") served as the Trustee of the Plan through December 31, 2001. Effective January 1, 2002, State Street Bank and Trust Company ("State Street") became Trustee of the Plan. On December 29, 2001, substantially all of the assets of the Plan were transferred from Smith Barney to State Street. The Company pays the fees and expenses of the Trustee.

        Vesting—Participants become partially vested in the Employer Matching Contributions (including investment income and gains and losses thereon) at the rate of 33% after one year of service and 67% after two years of service. Employer Matching Contributions vest 100% upon the participant completing three years of service, or upon their death or attainment of age 65 while an employee of the Company. Salary Reduction Contributions and Employee Contributions are 100% vested and non-forfeitable at all times, as are contributions rolled over to the Plan from another plan ("Rollover Contributions").

        Withdrawals—Upon termination of employment with the Company, participants are entitled to, and may withdraw from the Plan, the vested portion of Employer Matching Contributions and 100% of Salary Reduction Contributions, Employee Contributions and Rollover Contributions. In-service withdrawal provisions of the Plan allow for early withdrawal of Employee Contributions and Rollover Contributions at any time and for any reason. Participants who are employees and are over age 59 1/2 may withdraw amounts from their fully vested accounts. Hardship withdrawals of Salary Reduction Contributions may be made under certain limited circumstances while the participant is employed by the Company. In-service withdrawals may be subject to ordinary income taxes and early distribution penalty taxes. Participants may request distribution of their account any time after their employee termination date, and most participants must begin receiving payments from their account balance by April 1 of the calendar year following the later of the year of employment termination or the year in which they reach age 70 1/2.

        Loans—Active participants in the Plan may obtain loans from their account balance subject to certain requirements without incurring income taxes or penalty taxes. Participant loans are repaid, with interest, on an after-tax basis through payroll deductions. Loan repayments (including interest) are deposited to each participant's account and invested according to their investment elections in effect at the time of repayment.

        Income Tax Status—The Plan has received a determination letter from the IRS dated February 20, 1997, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the letter. However, the Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

        Termination of the Plan—While the Company has not expressed any intent to discontinue the Plan, the Company may terminate the Plan at any time. In the event the Plan is terminated, the Plan accounts of all participants would become fully vested.

2. Summary of Significant Accounting Policies.

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

        Investment in the common stock of the Company is valued at the last reported sales price on the last business day of the Plan year as quoted through the New York Stock Exchange. Investment in shares of registered investment companies is valued based on published prices which represent the net asset values of shares held by the Plan on the last business day of the Plan year. Investment in the collective trust is valued periodically by Union Bond & Trust Company based upon the current fair value of the underlying assets of the collective trust. The participant loans receivable is recorded at cost, which approximates fair value. Security transactions are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments.

      The fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2001 is as follows:

Fair Value
(In thousands)
Michaels Stores, Inc. common stock	$20,001
AIM Liquid Assets Portfolio	14,389
Smith Barney S&P 500 Index Fund	7,246
Strong Government Securities Fund	2,928

        The fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2000 is as follows:

Fair Value
(In thousands)
Michaels Stores, Inc. common stock	$10,227
MCM Stable Value Portfolio Fund	12,738
Smith Barney S&P 500 Index Fund	6,858
Scudder Growth and Income Fund	3,245

        During 2001 the Plan's investments (including investments purchased, sold or held during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
(In thousands)
Michaels Stores, Inc. common stock	$13,019
Shares of registered investment companies	(1,766)
Collective trust and other	686

Total	$11,939

4. Related Party Transactions.

      The Employer pays all recordkeeping and administrative expenses of the Plan. The Employer paid approximately $223,000 for recordkeeping and administrative expenses on behalf of the Plan for 2001.

5. Reconciliation of Financial Statements to Form 5500.

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2001	2000
	(In thousands)
Net assets available for benefits per the financial statements	$57,596	$42,945
Amounts allocated to withdrawn participants	—	(5)

Net assets available for benefits per the Form 5500	$57,596	$42,940

        The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

2001
(In thousands)
Distributions to participants per the financial statements	$5,529
Less: Amounts allocated to withdrawn participants at December 31, 2000	(5)

Distributions to participants per the Form 5500	$5,524

        Amounts allocated to withdrawn participants are recorded on the Form 5500 for participant distributions that have been processed and approved for payment prior to year-end but not yet paid.

EIN 75-1943604
PLAN #001

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

Schedule G; Part III-Schedule of Non-Exempt Transactions

Year Ended December 31, 2001

(a) Identity of party involved	(b) Relationship to plan, employer or other party- in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
Michaels Stores, Inc.	Employer/Plan Sponsor	Contributions of $189,024 for the payroll period ended December 22, 2001 were deposited on January 25, 2002.

Columns (d) through (j) are not applicable

EIN 75-1943604
PLAN #001

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

Schedule H; Line 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2001
(In thousands)

a.	b. Identity of issuer, borrower, lessor or similar party	c. Description of investment including maturity date, rate of interest, collateral, par or maturity value	e. Current value
*	Michaels Stores, Inc.	Common stock, par value $.10 per share	$20,001
	AIM Funds	AIM Liquid Assets Portfolio	14,389
*	Smith Barney Trust Company	Smith Barney S&P 500 Index Fund	7,246
	The Strong Income Funds	Strong Government Securities Fund	2,928
	The Scudder Family of Funds	Scudder Growth & Income Fund	2,764
	The Oakmark Family of Funds	Oakmark Fund	2,333
	JP Morgan	JP Morgan US Small Company Fund	1,949
	The Glenmede Fund, Inc.	Glenmede Institutional International Fund	1,856
	Dreyfus	Dreyfus US Treasury Long Term Fund	927
	Cohen & Steers Realty Shares, Inc.	Cohen & Steers Realty Shares Fund	634
	Lazard Funds, Inc.	Lazard Small Capital Institutional Fund	629
*	Participant Loans Receivable	5.75% to 10.5%	2,113

			$57,769

*
Indicates party-in-interest to the Plan

Column (d) is not required as the Plan's investments are participant-directed, and participant loans receivable have no cost basis.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
DATE: JUNE 28, 2002	By:	/s/ DAVID R. KEEPES David R. Keepes Treasurer and member of Administration Committee